

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of ARK Global LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ARK Global LLC (the "Company") as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ARK Global LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ARK Global LLC's management. Our responsibility is to express an opinion on ARK Global LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ARK Global LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of ARK Global LLC's financial statements. The supplemental information is the responsibility of ARK Global LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

KBL, LLP

We have served as ARK Global LLC's auditor since 2015.

KBL, LLP
New York, NY
February 25, 2020

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

ARK GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	69,943
Accounts receivable		78,581
Accrued receivable		20,150
Accounts receivable from related party		2,012
Prepaid expenses		13,450
Furniture and computer equipment at cost,		
less accumulated depreciation of $5,464		2,645
Total assets	$	186,781

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	21,663
Total liabilities		21,663
Members' equity		165,118
Total liabilities and members' equity	$	186,781

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

ARK Global LLC (the "Company") was organized as a Limited Liability Company in 2007. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 18, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective institutional investors through registered investment advisors, consultants and/or third parties and directly to plan sponsors. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company's revenues are from consulting fees, fixed retainer fees, and a percentage of the Asset Manager's money management fee. Accordingly, the Company recognizes retainer fees and consulting fees in the period earned, with separate revenue recognition when the performance obligations have been satisfied.

Consulting agreements with Asset Managers are multi-year contracts. Consulting fees are accrued when earned. They are generally paid in arrears on or about the last day of each calendar quarter.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a percentage of the Asset Manager's money management fee. These fees are paid in arrears to the Asset Manager, usually within 45 days, after the end of each calendar quarter or month depending on the payment time frame of the particular strategy. The Company is then paid within 30 days after such fees are received by the Asset Manager.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $48,280, which was $43,280 in excess of the FINRA minimum net capital requirement of $5,000.

4. RELATED PARTIES

The Company has a Market Service Agreement with Noble Ark Ventures LLC, a related party through common ownership, (the "Affiliate"), for administrative expense and marketing support provided by the Company. The Affiliate reimburses the Company for these services. As of December 31, 2019, expenses totaled $4,755 and amounts not yet reimbursed for expenses reimbursable to the Company have been included in Accounts Receivable from Related Parties on the accompanying statement of financial condition, in the amount of $2,012.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2019, four customers accounted for 86% of the Company's revenue. Two of the customers accounted for 95% of accounts receivable as of December 31, 2019.

6. COMMITMENTS AND CONTINGENCIES

Leases
The Company leased office space under a two-year lease which began February 1, 2016. The base monthly rent was $2,750. The Company paid $33,000 in office rent for the year ended December 31, 2019. On December 1, 2019, the Company extended the lease for another 12 months ending the 28th day of February, 2021. The future minimum rental payments required under operating leases are as follows:

2020	$ 34,000
2021	5,700
	$ 38,500

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2019, and February 25, 2020, when the financial statements were issued. On January 28, 2020, the Company initiated an arbitration proceeding before FINRA captioned ARK Global LLC vs. former client, Case No. 20-00319 by filing a Statement of Claim. The Statement of Claim alleges that the former client has failed to pay to the Company hundreds of thousands of dollars of commissions earned by and due to the Company for its efforts in soliciting of hundreds of millions of dollars of investor assets that were placed with the former client for management. The former client's Response to the Statement of Claim is due on March 25, 2020. We are not aware of any counterclaims which may be asserted against the Company by the former client in arbitration.

ARK GLOBAL LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

ARK Global LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2019 without exception.

Signature:  _____

Sandra Powers, Chief Executive Officer



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members
of ARK Global LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) ARK Global LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which ARK Global LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) ARK Global LLC stated that ARK Global LLC met the identified exemption provision throughout the most recent fiscal year without exception ARK Global LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ARK Global LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
February 25, 2020

535 Fifth Avenue, 30th Floor, New York, NY 10017 **212.785.9700**